

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 Building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

> **Re: Global Internet of People, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed May 11, 2020**
> **File No. 333-233745**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed May 11, 2020

Dilution, page 28

1. Please tell us why you did not reduce your calculation of tangible book value related to the deferred offering cost disclosed in Note 6 on page F-20.

You may contact Anthony Watson at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li